                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            PROVIDENT COMPANIES, INC.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                          -----------------------------
                         (Title of Class of Securities)

                                   743862 10 4
                                   -----------
                                 (CUSIP Number)

                                Steven D. Germain
                         Zurich Centre Resource Limited
                            One Chase Manhattan Plaza
                            New York, New York 10005
                                 (212) 898-5350
                       ----------------------------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                               - with copies to -

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022

                                September 6, 1998
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ZURICH INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[X]
                                                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

                  AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Switzerland

                           7.  SOLE VOTING POWER

                                     19,047,620 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                          None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                              12,698,414 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                       None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,047,620 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.1% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
                                        IC, HC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CENTRE REINSURANCE LIMITED

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[X]
                                                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda

                           7.  SOLE VOTING POWER

                                     9,047,624 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                              9,047,624 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                            None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,047,624 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.7% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ZURICH REINSURANCE (NORTH AMERICA), INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[X]
                                                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

                           7.  SOLE VOTING POWER

                                    476,190 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                            476,190 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          476,190 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.4% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EMPIRE FIRE AND MARINE INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[X]
                                                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Nebraska

                           7.  SOLE VOTING POWER

                                    253,968 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                        None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                            253,968 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                    None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          253,968 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, HC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         UNIVERSAL UNDERWRITERS INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[X]
                                                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri

                           7.  SOLE VOTING POWER

                                    634,920 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                        None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                            634,920 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                    None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          634,920 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.5% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, HC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      UNIVERSAL UNDERWRITERS LIFE INSURANCE COMPANY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[X]
                                                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri

                           7.  SOLE VOTING POWER

                                    126,984 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                             126,984 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                      None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          126,984 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, CO

                                  SCHEDULE 13D

CUSIP No. 743862 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FIDELITY AND DEPOSIT COMPANY OF MARYLAND

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[X]
                                                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Maryland

                           7.  SOLE VOTING POWER

                                    380,952 (See Item 5 below)

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                             380,952 (See Item 5 below)
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                      None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          380,952 (See Item 5 below)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.3% (See Item 5 below)

14.  TYPE OF REPORTING PERSON*
          IC, HC, CO

     This Amendment No. 2 to Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Provident Companies, Inc. ("Provident" or the "Company"). This Amendment No. 2 amends the information set forth in the initial statement on Schedule 13D, dated June 10, 1996, as amended by Amendment No. 1 thereto, dated March 27, 1997, filed by Zurich Insurance Company and the other Reporting Persons set forth therein (collectively, the "Initial Statement"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned thereto in the Initial Statement. The Initial Statement is amended as set forth herein.

Item 2.  Identity and Background.
------   -----------------------

         Item 2 of the initial Statement is hereby amended by adding to the end thereof the following:

         Subsequent to the filing of the Initial Statement, the corporate name of ZRC was changed to Zurich Reinsurance (North America), Inc. ("ZRNA").

Item 4.  Purpose of Transaction.
------   ----------------------

         Item 4 of the Initial Statement is hereby amended by adding to the end thereof the following:

         On September 6, 1998, Zurich, Centre Re, ZRNA, Empire, Universal, Universal Life, and Fidelity (collectively, the "Sellers"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Nooga I, LLC ("Nooga"), pursuant to which the Sellers agreed to sell to Nooga 12,698,414 shares (the "Shares") of the Common Stock of Provident. The Stock Purchase Agreement is attached to this Statement as Exhibit 18, and the description of the Stock Purchase Agreement contained herein is qualified in its entirety by reference to such Exhibit, which is incorporated herein by reference thereto. The closing of the purchase and sale of the Shares is conditioned on the satisfaction of certain conditions, including the consent of the Company to the sale of the Shares under the Relationship Agreement. Under the Stock Purchase Agreement, Nooga has agreed to purchase the Shares for $377,22,265.50 in cash plus the issuance to such of the Sellers as may be directed by Zurich $45 million in aggregate liquidation preference of Series A preferred membership interests in Nooga.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         Item 7 of the Initial Statement is hereby amended by adding to the end thereof the following:

         Exhibit 18. Stock Purchase Agreement, dated as of September 6, 1998, between Zurich Insurance Company, Centre Reinsurance Limited, Zurich Reinsurance (North America), Inc., Empire Fire and Marine Insurance Company, Universal Underwriters Insurance Company, Universal Underwriters Life Insurance Company, Fidelity and Deposit Company of Maryland and Nooga I, LLC.

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 1998                            ZURICH INSURANCE COMPANY


                                                     By: /s/ Steven D. Germain
                                                     Name:    Steven D. Germain
                                                     Title:   Attorney-in-Fact



Dated: September 11, 1998                            CENTRE REINSURANCE LIMITED


                                                     By: /s/ Steven D. Germain
                                                     Name:    Steven D. Germain
                                                     Title:   Attorney-in-Fact



Dated: September 11, 1998                            ZURICH REINSURANCE (NORTH
                                                     AMERICA), INC.


                                                     By: /s/ Steven D. German
                                                     Name:    Steven D. Germain
                                                     Title:   Attorney-in-Fact


Dated: September 11, 1998                            EMPIRE FIRE AND MARINE
                                                     INSURANCE   COMPANY


                                                     By: /s/ David A. Bowers
                                                     Name:    David A. Bowers
                                                     Title:   Attorney-in-Fact

Dated: September 11, 1998                            UNIVERSAL UNDERWRITERS
                                                     INSURANCE COMPANY


                                                     By: /s/ David A. Bowers
                                                     Name:    David A. Bowers
                                                     Title:   Attorney-in-Fact


Dated: September 11, 1998                            UNIVERSAL UNDERWRITERS LIFE
                                                     INSURANCE COMPANY



                                                     By: /s/ David A. Bowers
                                                     Name:    David A. Bowers
                                                     Title:   Attorney-in-Fact


Dated: September 11, 1998                            FIDELITY AND DEPOSIT
                                                     COMPANY OF    MARYLAND


                                                     By: /s/ David A. Bowers
                                                     Name:    David A. Bowers
                                                     Title:   Attorney-in-Fact

                                  EXHIBIT INDEX

Sequential

Page Number

Exhibit 1. Common Stock Purchase Agreement, dated as of May 31, 1996, between Provident Companies, Inc. and Zurich Insurance Company.*

Exhibit 2. Relationship Agreement, dated as of May 31, 1996, between Provident Companies, Inc. and Zurich Insurance Company.*

Exhibit 3. Family Stockholder Agreement, dated as of May 31, 1996, among Zurich Insurance Company, the Maclellan Foundation, Inc. and the stockholders listed in Schedule A thereto.*

Exhibit 4. Registration Rights Agreement, dated as of May 31, 1996, between Zurich Insurance Company and Provident Companies, Inc.*

Exhibit 5. Amended and Restated Common Stock Purchase Agreement, dated as of May 31, 1996, between Provident Companies, Inc. and Zurich Insurance Company.*

Exhibit 6. Amended and Restated Relationship Agreement, dated as of May 31, 1996, between Provident Companies, Inc. and Zurich Insurance Company.*

Exhibit 7. Amended and Restated Family Stockholder Agreement, dated as of May 31, 1996, among Zurich Insurance Company, the Maclellan Foundation, Inc. and the stockholders listed in Schedule A thereto.*

Exhibit 8. Amended and Restated Registration Rights Agreement, dated as of May 31, 1996, between Zurich Insurance Company and Provident Companies, Inc.*

Exhibit 9. Stock Purchase Agreement, dated as of March 27, 1997, between Centre Reinsurance Services (Bermuda) Limited and Longfellow I, LLC.*

Exhibit 10. Joint Filing Agreement, dated April 7, 1997, among Zurich Insurance Company; Centre Reinsurance Limited; Zurich Reinsurance Centre, Inc.; Empire Fire and Marine Insurance Company; Universal Underwriters Insurance Company; Universal Underwriters Life Insurance Company and Fidelity and Deposit Company of Maryland.*

Exhibit 11. Power of Attorney, dated April 7, 1997, granted by Zurich Insurance Company in favor of Steven D. Germain.*

Exhibit 12. Power of Attorney, dated April 7, 1997, granted by Centre Reinsurance Limited in favor of Steven D. Germain.*

Exhibit 13. Power of Attorney, dated April 7, 1997, granted by Zurich Reinsurance Centre, Inc. in favor of Steven D. Germain.*

Exhibit 14 Power of Attorney, dated April 7, 1997, granted by Empire Fire and Marine Insurance Company in favor of David A. Bowers.*

Exhibit 15. Power of Attorney, dated April 7, 1997, granted by Universal Underwriters Insurance Company in favor of David A. Bowers.*

Exhibit 16. Power of Attorney, dated April 7, 1997, granted by Universal Underwriters Life Insurance Company in favor of David A. Bowers.*

Exhibit 17. Power of Attorney, dated April 7, 1997, granted by Fidelity and Deposit Company of Maryland in favor of David A. Bowers.*

Exhibit 18. Stock Purchase Agreement, dated as of September 6, 1998, between Zurich Insurance Company, Centre Reinsurance Limited, Zurich Reinsurance (North America), Inc., Empire Fire and Marine Insurance Company, Universal Underwriters Insurance Company, Universal Underwriters Life Insurance Company, Fidelity and Deposit Company of Maryland and Nooga I, LLC.

----------------------------
  *Previously filed with the
   Initial Statement